                                                Filed pursuant to rule 424(b)(3)
                                                      Registration No. 333-77058
                                                                      PROSPECTUS

                            [SUMMIT SECURITIES LOGO]

     UP TO $50,000,000 OF INVESTMENT CERTIFICATES, SERIES B AND SERIES B-1

Summit is offering investment certificates with the following terms:

- The certificates are unsecured debt instruments, senior only to our outstanding equity securities.

- The certificates rank equally with our unsecured debt and are subordinate to all of our secured debt.

         MINIMUM INVESTMENT                      TERM TO MATURITY                      ANNUAL INTEREST RATE
         ------------------                      ----------------                      --------------------
                $100                                120 Months                                7.875%
                $100                             96 to 119 Months                             7.750%
                $100                              72 to 95 Months                             7.625%
                $100                              60 to 71 Months                             7.500%
                $100                              48 to 59 Months                             6.500%
                $100                              36 to 47 Months                             6.250%
                $100                              24 to 35 Months                             6.000%
                $100                              12 to 23 Months                             5.250%
              $250,000                              120 Months                                8.250%
              $250,000                           60 to 119 Months                             8.000%
                                             INSTALLMENT PAYMENT OPTION
               $2,000                            60 to 120 Months                             6.000%
                                            DISCOUNT CERTIFICATE OPTION              ANNUAL RATE OF ACCRETION
               $1,000                             36 to 47 Months                             6.500%
               $1,000                             48 to 59 Months                             6.750%
               $1,000                            60 to 119 Months                             7.750%
               $1,000                               120 Months                                8.125%

                                                 PER CERTIFICATE   TOTAL IF ALL CERTIFICATES ARE SOLD
                                                 ---------------   ----------------------------------
Public offering price..........................       100%                    $50,000,000
Sales commissions*.............................      0 to 6%                None-$3,000,000
Minimum proceeds to Summit (before expenses)...    94 to 100%           $47,000,000-$50,000,000

---------------

* You will not incur a direct sales charge. Certificates earn interest or accrete in value without deduction for sales commissions. We will reimburse our sales agents for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of certificates depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

     IN ADDITION TO THE FOLLOWING FACTORS, YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 10 IN THIS PROSPECTUS.

- Currently, there is no trading market for the certificates and you should not expect one to be established in the future.

- We are offering the certificates on a continuous, best efforts basis, and there is no minimum amount of certificates that must be sold before we use the proceeds or terminate the offering.

- The proceeds from sales of certificates will be paid to us promptly following each sale and will not be placed in an escrow account.

- You may not purchase certificates under this prospectus after January 31, 2003.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    METROPOLITAN INVESTMENT SECURITIES, INC.
               The date of this prospectus is February 13, 2002.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................     3
RISK FACTORS................................................    10
FORWARD LOOKING STATEMENTS..................................    11
USE OF PROCEEDS.............................................    12
DESCRIPTION OF CERTIFICATES.................................    12
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS..................    16
PLAN OF DISTRIBUTION........................................    19
LEGAL MATTERS...............................................    20
EXPERTS.....................................................    20
AVAILABLE INFORMATION.......................................    20
INCORPORATION OF DOCUMENTS BY REFERENCE.....................    20

                         ------------------------------

     You should only rely on the information contained in this prospectus. We have not, and the sales agents have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary highlights some of the information contained in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the certificates. You should read both this prospectus and the attached Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 2001, carefully before you make your investment decision.

                   THE SUMMIT CONSOLIDATED GROUP OF COMPANIES

GENERAL

     Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Suite 150, Boise, Idaho 83704 and its telephone number at that address is (208) 376-8260. Summit and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Summit," "we" and "our" refer solely to the parent company, Summit Securities, Inc.

HISTORY

     We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., or "Metropolitan." We were later acquired by National Summit Corp. on September 9, 1994. In the first six months of 1995, we acquired a broker/dealer, Metropolitan Investment Securities, Inc. ("MIS") from Metropolitan, and created a subsidiary holding company, Summit Group Holding Company. Summit Group Holding Company then acquired Old Standard Life Insurance Company from Metropolitan. On December 28, 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company, which subsequently changed its name to Old West Annuity & Life Insurance Company. We also own a property development company, Summit Property Development, Inc. The charts on the next two pages depict the relationship among the significant companies within the consolidated group, including some of our affiliates.

     Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the Chief Executive Officer, President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur's control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. and Western United Life Assurance Company. Collectively, Metropolitan, Metwest and Western United are referred to as "affiliated companies."

BUSINESS

     The consolidated group is engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-sized commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes and other investments. Currently, the consolidated group is focusing its receivable investing activities on loans collateralized by commercial real estate. The commercial loans originated by the consolidated group are typically collateralized by various commercial real estate properties, including multi-family properties. In addition to receivables, the consolidated group invests in investment securities, including U.S. Treasury obligations, corporate bonds and other securities, and in other assets.

     Our capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from annuity sales, receivable cash flows, certificate (debt obligation) sales, preferred stock sales, earnings, sales of investments and sales of receivables, including resale of repossessed real estate.

     The affiliated companies provide services to the consolidated group for a fee and engage in various business transactions with the consolidated group. Metropolitan provides receivable acquisition services to us. In addition, Metwest provides receivable collection and servicing to Summit, Old Standard and Old West for a portion of their receivable portfolios. At regular meetings of our board of directors, we will periodically request that a majority of the independent directors ratify and approve all material affiliated transactions and forgiveness of loans, if any. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Summit's Annual Report on Form 10-K for the year ended September 30, 2001, which is attached to this prospectus.

ORGANIZATIONAL CHART

     The consolidated group consists of Summit Securities, Inc. and all of its subsidiaries. The chart below lists only the principal operating subsidiaries of the consolidated group.

                  [NATIONAL SUMMIT CORP. ORGANIZATIONAL CHART]

     National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. National Summit is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

     Summit Securities, Inc.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

     Metropolitan Investment Securities, Inc.: Broker/dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities.

     Summit Property Development, Inc.: Provides real estate development services to others, principally to Metropolitan and its subsidiaries.

     Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

     Old Standard Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old Standard is licensed to sell insurance products in eight states, but its sales are primarily concentrated in the states of Idaho and Oregon.

     Old West Annuity & Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old West is licensed to sell insurance products in seven states, but its sales are primarily concentrated in the states of Arizona, California, Idaho, Utah and Texas.

     The chart below lists the principal operating subsidiaries of our affiliate, Metropolitan.

        [METROPOLITAN MORTGAGE & SECURITIES CO., INC. SUBSIDIARIES]
---------------

* The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit.

     Metropolitan Mortgage & Securities Co., Inc.: Controlled by C. Paul Sandifur, Jr. and an affiliate of Summit. Metropolitan invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings.

     Consumers Group Holding Co., Inc.: A holding company with its sole business activity currently being a shareholder of Consumers Insurance Company.

     Consumers Insurance Company: Inactive property and casualty insurer with its principal business activity being a shareholder of Western United.

     Western United Life Assurance Company: Metropolitan's largest active subsidiary. Western United is engaged primarily in the sale of annuity contracts. Western United is licensed to sell insurance in 16 states, but its sales are primarily concentrated in the western half of the United States.

     Metwest Mortgage Services, Inc.: Primarily performs collection and servicing functions for the consolidated group and others. Metwest is a Federal Housing Administration/U.S. Department of Housing and Urban Development licensed servicer and lender and is licensed as a Federal National Mortgage Association seller/servicer.

                      SUMMARY OF THE CERTIFICATE OFFERING

Certificates offered..........   We are offering up to $50,000,000 in principal
                                 amount at maturity of investment certificates, series B and B-1. They will be issued at the minimum investment amounts, terms and rates listed on the cover page of this prospectus.
                                 The discount certificates will be issued as series B-1 certificates. All other certificates offered under this prospectus will be issued as Series B certificates. Certificates will be issued in book-entry form only.

Ranking.......................   The certificates are unsecured debt instruments
                                 of Summit. At December 31, 2001, we had
                                 outstanding approximately $96.4 million, including principal and compounded and accrued interest, of investment certificates series B and B-1, $21.0 million of notes that rank equally with the series B certificates, and approximately $17.4 million, including principal and accrued interest, of collateralized debt and similar obligations, excluding insurance subsidiary reserves, ranking senior to the certificates.

Discount certificates.........   You have the option to purchase certificates at
                                 a discount to the principal amount due at maturity, known as discount certificates. There will be no principal or interest payments on the discount certificates until they mature.
                                 For a discussion of the special tax
                                 consequences involved with purchasing discount certificates, see the section entitled
                                 "MATERIAL FEDERAL INCOME TAX
                                 CONSIDERATIONS -- Original Issue Discount on the Discount Certificates" in this prospectus.

Principal and interest
payments......................   You may elect one of four options to receive
                                 principal and interest payments on the
                                 certificates: (1) to receive interest monthly, quarterly or semi-annually without compounding, or annual payments of interest that are compounded semiannually, (2) to leave the interest with Summit until maturity and it will compound semi-annually, (3) for the certificates purchased under the installment option, equal monthly installments of principal and interest in accordance with an amortization schedule that you select, or (4) for the discount certificates, to forgo regular interest payments and purchase the certificate at a discount to the principal amount due at maturity and receive the full principal amount at maturity. We may change the minimum investment amounts, terms and interest rates on unissued certificates offered in this prospectus from time to time by supplementing this prospectus. The terms of certificates issued prior to the date of any change will not be affected by the change.

Use of proceeds...............   We will use the proceeds from the sales of this
                                 certificate offering to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies. We may also use the proceeds to pay principal and/or interest on debt securities, pay preferred stock dividends and for general corporate purposes.

Plan of distribution..........   We are offering the investment certificates on
                                 a continuous best efforts basis. There is no minimum amount of certificates that must be sold before we use the proceeds or terminate the offering.

Risk factors..................   Purchasing the investment certificates involves
                                 risks. You should review the risks described in this prospectus and those described in the attached Annual Report on Form 10-K of Summit before you invest in the certificates. See
                                 "RISK FACTORS" for a discussion of the risks associated with investing in the certificates.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the consolidated group at September 30, 2001:

DEBT PAYABLE:
  Real estate contracts and mortgage notes payable 5.25% to
     10.0%, due 2001 to 2020................................  $ 11,062,139
                                                              ------------
  Total Debt Payable........................................    11,062,139
                                                              ------------
DEBT SECURITIES:
  Debt Securities, maturing 2001 to 2010, at 6.25% to
     9.5%...................................................    85,151,912
  Compound and accrued interest.............................     7,949,361
                                                              ------------
  Total Debt Securities.....................................    93,101,273
                                                              ------------
STOCKHOLDERS' EQUITY:
  Preferred Stock, $10 par: 10,000,000 shares authorized;
     332,512 shares issued and outstanding (liquidation
     preference $33,251,240)................................     3,325,124
  Common Stock, $10 par: 2,000,000 shares authorized; 10,000
     shares issued and outstanding..........................       100,000
  Additional paid-in capital................................    27,020,141
  Retained earnings.........................................     2,363,831
  Accumulated other comprehensive loss......................    (1,121,734)
                                                              ------------
  Total Stockholders' Equity................................    31,687,362
                                                              ------------
  Total Capitalization......................................  $135,850,774
                                                              ============

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data shown below as of September 30, 2001 and 2000 and for the years ended September 30, 2001, 2000 and 1999, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit's Form 10-K for the year ended September 30, 2001, which is incorporated into and attached to this prospectus. The consolidated financial data shown below as of September 30, 1999, 1998 and 1997 and for the years ended September 30, 1998 and 1997, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from consolidated financial statements not included elsewhere in this prospectus.

                                                                      YEAR ENDED SEPTEMBER 30,
                                             --------------------------------------------------------------------------
                                                 2001             2000           1999           1998           1997
                                             ------------     ------------   ------------   ------------   ------------
INCOME STATEMENT DATA:
Revenues...................................  $ 48,208,501     $ 49,577,780   $ 36,368,936   $ 29,965,547   $ 19,785,462
                                             ============     ============   ============   ============   ============
Net income.................................  $ (2,490,714)    $  4,082,239   $  2,814,828   $  2,524,027   $  1,851,240
Preferred stock dividends..................    (2,549,849)      (2,025,155)      (838,356)      (498,533)      (446,560)
                                             ------------     ------------   ------------   ------------   ------------
Income applicable to common stockholder....  $ (5,040,563)    $  2,057,084   $  1,976,472   $  2,025,494   $  1,404,680
                                             ============     ============   ============   ============   ============
PER COMMON SHARE DATA:
Basic and diluted income per share
  applicable to common stockholder.........  $       (504)    $      205.7   $     197.65   $     202.55   $     140.47
                                             ============     ============   ============   ============   ============
Weighted average number of common shares
  outstanding..............................        10,000           10,000         10,000         10,000         10,000
                                             ============     ============   ============   ============   ============
Cash dividends per common share............  $     100.00     $     100.00   $       0.00   $      21.07   $       0.00
                                             ============     ============   ============   ============   ============
Ratio of earnings to fixed charges.........              (1)          1.81           1.57           1.64           1.46
Ratio of earnings to fixed charges and
  preferred stock dividends................              (1)          1.29           1.34           1.46           1.31
BALANCE SHEET DATA:
Due from/(to) affiliated companies, net....  $         --     $    366,940   $   (151,077)  $ 10,985,805   $    870,255
Total assets...............................  $436,588,311     $359,325,586   $295,115,959   $206,594,234   $166,354,070
Debt securities and other debt payable.....  $104,163,412     $ 88,641,357   $ 72,086,696   $ 56,078,514   $ 50,607,983
Stockholders' equity.......................  $ 31,687,362     $ 29,829,414   $ 19,104,955   $ 10,684,064   $  7,756,643

---------------

(1) Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $7.6 million for the year ended September 30, 2001. Earnings were insufficient to meet fixed charges excluding preferred stock dividends by approximately $5.1 million for the year ended September 30, 2001. Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, earnings were insufficient by approximately $17.1 million for the year ended September 30, 2001 to meet fixed charges and preferred stock dividends.

                                  RISK FACTORS

     When deciding whether or not to purchase the certificates, you should carefully consider the risks contained in the section entitled "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" of Summit's Annual Report on Form 10-K for the year ended September 30, 2001, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the certificates:

     THE INDENTURE DOES NOT RESTRICT OUR ABILITY TO INCUR ADDITIONAL DEBT.

     The certificates are governed by an indenture dated as of November 15, 1990. The indenture does not restrict our ability to issue additional certificates or to incur other debt, including debt that is senior in right of payment to the certificates. We are not required to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund for the certificates. If we issue debt senior to the certificates and subsequently default on the senior debt, you may not receive the full amounts due on your certificates.

     IF OUR NET INCOME CONTINUES TO BE INSUFFICIENT TO COVER FIXED CHARGES, YOU MAY NOT RECEIVE THE FULL AMOUNTS WE OWE YOU.

     Net income of the Summit Consolidated Group in 2001 was insufficient to cover fixed charges including preferred stock dividend requirements. In order to have the necessary funds to meet our obligations as they become due, we will be required to generate additional earnings, make additional sales of our preferred stock and certificates or borrow or obtain funds from other sources. If the insufficiency in earnings continues, and if we are unable to sell a sufficient amount of preferred stock and certificates or obtain funds from other sources, we may not have sufficient funds to pay you the full amounts you are entitled to receive.

     CERTIFICATES ARE NOT A LIQUID INVESTMENT DUE TO THE ABSENCE OF AN ESTABLISHED TRADING MARKET.

     There is no trading market for the certificates and it is not anticipated that one will develop. Generally, you cannot have your certificates redeemed until they mature. There are only limited situations in which certificates will be redeemed early. These may include situations where there is a mutual agreement between you and Summit, or when the "prepayment on death" provision applies. You should consider your needs for liquidity before investing in the certificates and you should be prepared to hold any certificates purchased in this offering until their maturity.

     IF YOU PURCHASE DISCOUNT CERTIFICATES, ORIGINAL ISSUE DISCOUNT WILL BE INCLUDED IN YOUR GROSS INCOME FOR U.S. FEDERAL INCOME TAX PURPOSES BEFORE YOU RECEIVE ANY CASH PAYMENTS ON THE DISCOUNT CERTIFICATES.

     Cash payments on the discount certificates will generally not be paid until the discount certificate matures. However, because the discount certificates will be issued at a substantial discount to their stated principal amount due at maturity, holders of discount certificates will be required to include original issue discount in gross income for U.S. Federal income tax purposes in advance of receiving cash payments on the discount certificates. See the section entitled "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" for a more detailed discussion of these tax consequences.

     IF A BANKRUPTCY PETITION WERE FILED BY OR AGAINST US, YOU MAY RECEIVE A LESSER AMOUNT FOR A CLAIM RELATING TO THE DISCOUNT CERTIFICATES THAN YOU WOULD BE ENTITLED TO UNDER THE INDENTURE FOR THE DISCOUNT CERTIFICATES, AND YOU MAY REALIZE TAXABLE GAIN OR LOSS UPON PAYMENT OF YOUR CLAIM.

     If a bankruptcy petition were filed by or against Summit Securities, Inc. under the U.S. Bankruptcy Code after the issuance of the discount certificates, the claim of a holder of discount certificates with respect to the accreted value of the certificates may be limited to an amount equal to the sum of:

     (1) the initial offering price of the discount certificates; and

     (2) that portion of the original issue discount that is not deemed to constitute "unmatured interest" within the meaning of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the discount certificates under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture for the discount certificates, even if sufficient funds are available. In addition, to the extent that the U.S. Bankruptcy Code differs from the Internal Revenue Code in determining the method of amortization of original issue discount, a holder of discount certificates may realize taxable gain or loss upon payment of that holder's claim in bankruptcy.

     ORIGINAL ISSUE DISCOUNT RELATING TO THE DISCOUNT CERTIFICATES MAY NOT BE FULLY DEDUCTIBLE BY US.

     Depending on the actual yield to maturity of the discount certificates, they may constitute applicable high yield debt obligations for federal income tax purposes. If they are, we may not deduct any original issue discount that accrues on the discount certificates until we actually pay it. Also, it is possible that a portion of the original issue discount will never be deductible by us. Our inability to deduct original issue discount could increase our tax liability and expense if we operate at a profit, and could have an adverse affect on our business.

     WE WILL RELY, IN PART, ON OUR SUBSIDIARIES TO MAKE PAYMENTS TO US IN ORDER FOR US TO MAKE PAYMENTS ON THE CERTIFICATES.

     We depend, in part, on our subsidiaries to make cash payments to us to meet our payment obligations, including our obligation to pay you as a holder of certificates. We and our subsidiaries combined may not generate earnings sufficient to enable us to meet our payment obligations. The indenture does not prevent our subsidiaries from incurring obligations that restrict our subsidiaries' ability to make payments to us. At September 30, 2001, approximately 83% of the Summit consolidated group's assets were held by our insurance company subsidiaries. To use money for dividends, these insurance companies must obtain permission from the insurance commissioner in their state of domicile. If our subsidiaries stopped making payments to us, we may be unable to pay the full amounts owed to you on the certificates.

     BECAUSE THE CERTIFICATES ARE STRUCTURALLY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES, YOU MAY NOT BE FULLY REPAID IF WE BECOME INSOLVENT.

     Holders of any preferred stock of any of our subsidiaries and creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the certificates and our other outstanding debt securities. As a result, the certificates and all of our other debts are structurally subordinated to the debts, preferred stock and other obligations of our subsidiaries. The indenture does not prevent our subsidiaries from incurring debt or issuing preferred stock in the future. The indenture does not give holders of the certificates a claim to the assets of any of our subsidiaries. If we become insolvent, certificate holders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the certificates.

     RISK OF HOLDING BOOK-ENTRY CERTIFICATES BECAUSE THERE ARE NO PHYSICAL CERTIFICATES TO TRANSFER.

     Our use of book-entry certificates rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the certificates may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry certificates may delay payments to you because distributions on the certificates would be made first to the person in whose name the certificates are registered before those payments are forwarded to you.

                           FORWARD LOOKING STATEMENTS

     This prospectus includes or incorporates by reference "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 including in particular the statements about our current expectations, plans, strategies, prospects and projections about future events. Although we believe that our statements reflected in or suggested by the forward looking statements are reasonable, we can give no assurance that these expectations, plans, strategies, prospects and projections about future events will be achieved or actually occur. We have included important factors that could cause actual results to differ materially from the forward looking statements under the heading "Risk Factors" above and elsewhere in this prospectus, including under the headings "Business--Factors Affecting Future Operating Results" and "--Regulation" in our Annual Report on Form 10-K for the year ended September 30, 2001, incorporated into and attached to this prospectus. These forward looking statements are subject to and qualified by risks, uncertainties, and assumptions about Summit, including:

     - Our anticipated growth strategies;

     - Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

     - Future interest rate trends, movements and fluctuations;

     - Future expenditures for purchasing receivables; and

     - Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                                USE OF PROCEEDS

     If all of the certificates we are offering are sold, we expect proceeds to total $50,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $182,000 and sales commissions will be a maximum of 6% of the offering proceeds. There can be no assurance, however, that any of the certificates can or will be sold.

     In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this preferred stock offering primarily for funding investments in receivables and other investments, which may include the commencement of new business ventures or the acquisition of other companies. We do not have any commitments or agreements for material acquisitions. However, we continue to evaluate possible acquisition candidates. Since we do not know the total amount of investment certificates that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

     To the extent internally generated funds are insufficient or unavailable, proceeds of this offering may be used for retiring maturing debt securities, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. In addition to this certificate offering, we currently have an ongoing offering of our preferred stock. Approximately $6.8 million in principal amount of our debt securities will mature between February 1, 2002 and January 31, 2003 with interest rates ranging from 6.25% to 9.50% with a weighted average of approximately 7.59% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 2001. We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above.

                          DESCRIPTION OF CERTIFICATES

GENERAL

     The certificates will be issued under an indenture dated as of November 15, 1990 and supplements to the indenture dated as of December 31, 1997 and March 1, 2001. We refer to these documents collectively as the "indenture." We urge you to read the indenture because it, and not this prospectus, defines your rights as a holder of the certificates. The following summaries are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee.

     The certificates will represent unsecured general obligations of Summit and will be issued in book-entry form without coupons in fractional denominations of $0.01 or more, subject to the stated minimum investment amounts shown on the cover page of this prospectus. The certificates will be sold to the public at 100% of their principal amount, except for the discount certificates, which will be sold at a discount to the aggregate principal amount due at maturity. The certificates will be issued in accordance with the minimum investment amounts, maturities and interest or accretion rates listed on the cover page of this prospectus. We may change the stated interest or accretion rates, maturities and minimum investment amounts of any unissued certificates at any time by supplementing this prospectus. Any change will have no effect on the terms of the certificates sold prior to the date of the change.

     Certificates may be transferred or exchanged for other certificates of the same series, of a like aggregate principal amount, or like accreted value in the case of discount certificates, subject to the limitations contained in the indenture. A $25.00 service charge will be made for any transfer or exchange of certificates. We may also require payment of taxes or other governmental charges imposed in connection with any transfer or exchange. For certificates earning interest, interest will accrue at the rate stated on the cover page of this prospectus from the date of issue until maturity. For discount certificates, the certificates will accrete in value from the date of issue until maturity at the rate of accretion on the cover page of this prospectus. The certificates are not convertible into capital stock or any other securities of Summit.

     The certificates are not subject to redemption prior to maturity, but may be prepaid under the prepayment on death provision described below. Also, in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, we may, in our sole discretion, consider a request for an early payment of a certificate upon terms mutually agreed to by the holder of the certificate and Summit. Early payment requests are reviewed in the order received and are subject to review by Summit's executive management.

PAYMENT OF PRINCIPAL AND INTEREST

     If you purchase a certificate where interest is paid, interest will be payable to you under one of several interest payment plans.

     - You may select an interest payment plan at the time you purchase the certificates and can change this plan at any time by giving written notice to Summit;

     - you may elect to have interest paid on a monthly, quarterly or semi-annual basis, without compounding;

     - you may elect to receive interest payments annually, which will be compounded semi-annually; or

     - you may elect to leave the accrued interest with Summit until maturity, in which case it will compound semi-annually at the stated interest rate. Under this compounding option, by giving written notice to Summit, you may withdraw the interest accumulated during the last two completed semi-annual compounding periods as well as the interest accrued from the end of the last compounding period to the date Summit receives the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity;

     Alternatively, under the installment option, at your election, at the time of investment and subject to the minimum term and investment requirements listed on the cover page of this prospectus, you can receive level monthly installments comprised of principal and interest commencing 30 days from the date of issue of the certificate until maturity. The amount of each installment will be determined by the amortization term you designate at the time the certificate is purchased.

     Finally, under the discount certificate option, no principal or interest payments will be made to you until the maturity date of the discount certificate. The principal on the discount certificates will accrete in value at the rate shown on the cover page of this prospectus from the date of issue until maturity, compounded semi-annually. Before purchasing a discount certificate, you should review the sections entitled "RISK FACTORS" and "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS--Original Issue Discount" in this prospectus.

     For certificates issued through investment advisors that have clients who pay advisory fees, the rate for the certificate specified on the cover page of this prospectus may be increased by up to .50% per annum. The rate on these certificates may be higher because no sales commissions will be paid to investment advisors that have clients paying management fees to the advisor.

MATURITY

     You will be notified in writing between 15 and 45 days prior to the date your certificates will mature. We are not required to periodically fund a sinking fund to pay the certificates at maturity. When a certificate matures, the amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Certificates do not earn interest after the maturity date. Summit will pay the principal and accumulated interest due on matured certificates to the registered owners in cash at Summit's main office in Spokane, Washington, or by check mailed to the address designated by the registered owner.

PREPAYMENT ON DEATH

     In the event of the death of a certificate holder, any party entitled to receive some or all of the proceeds from that certificate may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive, equal monthly installments. Interest will continue to accrue on the declining principal balance of the portion of the certificate being prepaid. No interest penalty will be assessed. Any request for prepayment shall be made to Summit in writing and shall be accompanied by evidence satisfactory to Summit of the death of the registered owner or joint registered owner. Before prepayment, we may require the submission of additional documents or other material which we consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances that, in our discretion, we consider necessary to fulfill our obligations.

RELATED INDEBTEDNESS

     The indenture governing the certificates does not restrict our ability to issue additional certificates or to incur other debt, including debt that is senior in right of payment to the certificates. Summit's subsidiaries will have no obligation to guarantee or otherwise pay amounts due under the certificates. Therefore, the certificates will be effectively subordinated to all indebtedness and other liabilities and commitments of Summit's subsidiaries. The certificates will not be guaranteed or insured by any entity or any governmental agency. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the certificates.

     At December 31, 2001, Summit had outstanding approximately $96.4 million including principal and compounded and accrued interest, of certificate debt and debt ranking equally with the certificates, and approximately $17.4 million, including principal and accrued interest, of collateralized debt and similar obligations ranking senior to the certificates. This amount excludes insurance company reserves of our insurance company subsidiaries. The certificates offered in this prospectus are senior in liquidation preference only to the outstanding equity securities of Summit. Discount certificates will be issued as Series B-1 certificates, and will rank equally with the other certificates offered in this prospectus, which will be issued as Series B certificates. The certificates are subordinate to our collateralized debt and rank equally with our unsecured accounts payable and accrued liabilities. The certificates rank equally with our other certificates and unsecured notes that are outstanding. You should not rely on the terms of the indenture for protection of your investment, but should look rather to the creditworthiness of Summit and its ability to satisfy its obligations.

THE TRUSTEE

     U.S. Bank Trust National Association is the trustee for the certificates. The trustee is obligated under the indenture to oversee and, if necessary, to take action to enforce fulfillment of Summit's obligations to certificate holders. The trustee is a national banking association with a combined capital and surplus in excess of $100 million. Summit and some of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the trustee and conduct other banking transactions with it. At September 30, 2001, and as of the date of this prospectus, no loans from the trustee were outstanding. In the event of default, the indenture permits the trustee to become a creditor of Summit and does not preclude the trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

RIGHTS AND PROCEDURES IN THE EVENT OF DEFAULT

     Events of default include:

     - the failure of Summit to pay interest on any certificate for a period of 30 days after it becomes due and payable;

     - the failure to pay the principal on any certificate when due, including periodic payments of principal for certificates with the installment option;

     - the failure to perform any other covenant in the indenture for 60 days after receiving notice of the failure; and

     - some events of bankruptcy, insolvency or reorganization with respect to Summit.

     If an event of default occurs, either the trustee or the holders of 25% or more in principal amount of certificates then outstanding, or principal amount due at maturity in the case of discount certificates, may declare the principal of all the certificates outstanding, or accreted value in the case of discount certificates, to be immediately due and payable.

     The trustee must give the certificate holders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The trustee may withhold the notice if it determines in good faith that withholding the notice is in the best interests of the certificate holders, unless the default is a failure to pay principal or interest on any certificate when due.

     Subject to various conditions, any of these defaults, except for a failure to pay principal or interest when due, may be waived by the holders of a majority in aggregate principal amount of the certificates then outstanding, or principal amount due at maturity in the case of discount certificates. The holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any power conferred on the trustee, except as otherwise provided in the indenture. The trustee may require reasonable indemnity from holders of certificates before acting at their direction.

     Within 120 days after the end of each fiscal year, Summit must furnish to the trustee a statement of various officers of Summit concerning their knowledge as to whether or not Summit is in default under the indenture.

MODIFICATION OF THE INDENTURE

     Certificate holders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts, or principal due at maturity in the case of discount certificates, of certificates, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of certificates required for modification is effective against any certificate holder without his or her consent.

RESTRICTIONS ON CONSOLIDATION, MERGER AND OTHER FUNDAMENTAL CORPORATE CHANGES

     Summit may not consolidate with or merge into any other corporation or transfer substantially all of its assets unless either Summit is the continuing corporation after the consolidation or merger or the person acquiring by conveyance or transfer of the assets is a corporation organized and existing under the laws of the United States, or any state of the United States, which assumes the performance of every covenant of Summit under the indenture and other conditions precedent are fulfilled.

TRANSFER AGENT AND REGISTRAR

     Metropolitan Mortgage & Securities Co, Inc. acts as the transfer agent and registrar of the certificates. A $25.00 service charge will be assessed to the certificate holder for any transfer or exchange of certificates.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes various U.S. Federal income tax consequences of the holding and disposition of the certificates. This discussion only deals with persons that hold the certificates as capital assets within the meaning of Section 1221 of the Internal Revenue Code, referred to as the "Code," and that purchase the original certificates for cash at original issue. This discussion does not address the U.S. Federal income tax consequences that may be relevant to a particular holder subject to special treatment under U.S. Federal income tax laws, like dealers in securities or foreign currency, banks, trusts, insurance companies, tax-exempt organizations, persons that hold certificates as part of a straddle, hedge against currency risk or constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar and investors in pass-through entities.

     This discussion is based on the Code, the final, temporary and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the IRS or an opinion of counsel regarding any of the U.S. Federal income tax consequences described below. As a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions contained in this prospectus.

     This discussion does not discuss all of the U.S. Federal income tax considerations that may be relevant to you. You are urged to consult your own tax advisors regarding the application of U.S. Federal income tax laws to your particular situation, as well as the laws of any state, local or foreign taxing jurisdiction.

U.S. HOLDERS

     The following discussion is limited to persons who are U.S. holders. For these purposes, U.S. holder means:

     (1) an individual who is a citizen or resident of the U.S.;

     (2) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision of or in the U.S.;

     (3) an estate or trust, the income of which is subject to U.S. Federal income tax, regardless of its source;

     (4) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

     (5) a person whose worldwide income or gain is otherwise subject to U.S. Federal income tax on a net income basis.

STATED INTEREST ON INVESTMENT CERTIFICATES OTHER THAN THE DISCOUNT CERTIFICATES

     Stated interest on a certificate other than a discount certificate will be taxable to a U.S. holder as ordinary interest income in accordance with the holder's regular method of tax accounting. Those persons who elect to permit Summit to retain interest payments with respect to certificates will be required to include those interest payments in income prior to the receipt of any corresponding cash.

ORIGINAL ISSUE DISCOUNT ON THE DISCOUNT CERTIFICATES

     Because the discount certificates will be issued at a substantial discount from their stated principal amount due at maturity, the discount certificates will be treated as issued with original issue discount for U.S. Federal income tax purposes. Original issue discount is the excess of:

     (1) a certificate's stated redemption price at maturity, over

     (2) its issue price.

     The stated redemption price at maturity of a discount certificate is the principal amount payable at maturity. The issue price of a discount certificate is the first price at which a substantial amount of the discount certificates are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers.

     A U.S. holder of a discount certificate is required to include original issue discount in income as ordinary interest as it accrues under a constant yield method in advance of receipt of cash payments attributable to that income, regardless of the U.S. holder's regular method of tax accounting. A U.S. holder will not be required to report separately as taxable income actual distributions of stated interest relating to a discount certificate. In general, the amount of original issue discount included in income by a U.S. holder of a discount certificate is the sum of the daily portions of original issue discount for each day during the taxable year, or portion of the year, on which the U.S. holder held the discount certificate. The daily portion is determined by allocating the original issue discount for an accrual period equally to each day in that accrual period. The accrual period for a discount certificate may be of any length and may vary in length over the term of the discount certificate. However, no accrual period may exceed one year, and each scheduled payment of principal or interest must occur either on the first or final day of an accrual period.

     The amount of original issue discount attributable to an accrual period is generally equal to the product of the discount certificate's adjusted issue price at the beginning of that accrual period and its yield to maturity, i.e., the discount rate that, when applied to all payments under the discount certificate, results in a present value equal to the issue price. The adjusted issue price of a discount certificate at the beginning of any accrual period is the issue price of the discount certificate, plus the amount of original issue discount allocable to all prior accrual periods, minus the amount of any prior payments in respect of the discount certificate, including payments of stated interest. Under these rules, a U.S. holder generally must include in income an increasingly greater amount of original issue discount in each successive accrual period.

     If a U.S. holder is a corporation, a small portion of the amount that holder would have to accrue may be characterized, by operation of the applicable high yield debt obligation rules, as a dividend for purposes of securing a dividend received deduction. Corporate U.S. holders are encouraged to consult their tax advisors on this point.

APPLICABLE HIGH YIELD DISCOUNT OBLIGATION

     The original issue discount on any obligation that constitutes an applicable high yield discount obligation generally is not deductible until paid, and deductions relating to portions of original issue discount may be wholly disallowed. The discount certificates may be considered applicable high yield discount obligations. As a result, we may not be allowed a deduction for the accrual of original issue discount on the discount certificates until this interest is actually paid. In addition, a portion of the original issue discount may never be deductible by us.

SALE, EXCHANGE OR REDEMPTION OF CERTIFICATES

     Upon the sale, exchange or redemption of a certificate, a U.S. holder generally will recognize taxable gain or loss equal to the difference between:

     (1) the amount realized on that disposition, and

     (2) the U.S. holder's adjusted tax basis in the certificate.

     A U.S. holder's adjusted tax basis in a discount certificate generally will equal the cost of the discount certificate increased by any original issue discount included in income through the date of disposition and decreased by any payments received on the discount certificate, including payments of stated interest.

     Notwithstanding the foregoing, any amounts realized in connection with any sale, exchange or redemption with respect to accrued interest not previously included in income will be treated as ordinary interest income. A U.S. holder's adjusted tax basis on a certificate other than a discount certificate generally will equal the cost of the certificate less any principal payments received by the holder.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A U.S. holder of certificates may be subject to backup withholding at a 31% rate relating to reportable payments, which include interest, including original issue discount, or principal paid on or the gross proceeds of a sale, exchange or redemption of the certificates. The payor of any reportable payments will be required to deduct and withhold 31% of these payments if:

     (1) the payee fails to establish that it is entitled to an exemption;

     (2) the payee fails to furnish a correct taxpayer identification number to the payor in the prescribed manner;

     (3) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

     (4) the payee has failed to properly report the receipt of reportable payments and the IRS has notified the payor that backup withholding is required; or

     (5) the payee fails to certify under penalties of perjury that it is not subject to backup withholding.

     If any one of these events occurs with respect to a U.S. holder of certificates, we will be required to withhold 31% of any payments of principal, premium, if any, and interest, including original issue discount, on a certificate.

     Any amount withheld from a payment to a U.S. holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. Federal income tax liability, so long as the required information is provided to the IRS. We generally will report to a U.S. holder of certificates and to the IRS the amount of any reportable payments made on the certificates for each calendar year and the amount of tax withheld, if any, relating to these payments. We will report annually to the IRS and to each holder the amount of original issue discount accrued on the certificate for the calendar year.

     Recently adopted Treasury regulations that generally are effective for payments made after December 31, 2000, subject to transition rules, will generally expand the circumstances under which information reporting and backup withholding may apply. You should consult your tax advisors regarding the application of the information reporting and backup withholding rules, including these Treasury regulations.

TAX-EXEMPT PERSONS

     Qualified pension or profit sharing plans and certain other entities may exclude interest from the calculation of unrelated business taxable income, unless such persons' debt obligations are subject to acquisition indebtedness. Acquisition indebtedness includes debt incurred to acquire debt obligations, such as the certificates. Thus, except to the extent that a tax-exempt person acquires certificates subject to acquisition indebtedness, Summit expects that such person may exclude interest paid or accrued with regard to such certificates from the calculation of unrelated business taxable income.

                              PLAN OF DISTRIBUTION

     The certificates are being offered to the public on a continuing best efforts basis through MIS, which is one of our subsidiaries. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the certificates. A commission will, however, be paid by Summit on most certificate purchases up to a maximum amount of 6% of the certificate price, generally depending on the term of the certificate and whether or not the transaction is a reinvestment or new purchase. For clients that retain an investment advisor and pay management fees to that advisor, no commissions will be paid on those sales. Instead of receiving commissions on these sales, the certificates issued through investment advisors with clients paying advisory fees may have an annual rate of up to 0.50% per annum in addition to the annual rates specified on the cover page of this prospectus.

     Certificates are offered only for cash or cash equivalents. MIS will transmit funds it receives directly to Summit by noon of the next business day after receipt. During the fiscal year ended September 30, 2001, MIS received commissions of approximately $2.4 million from Summit on sales of approximately $43.0 million of Summit's debt securities and approximately $4.5 million of Summit's equity securities.

     MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Summit and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the certificates offered by this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, LLC, an NASD member, stating that the interest rates and accretion rates on the certificates, using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions, are consistent with Roth's recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Summit undertakes to maintain the interest rates and accretion rates on certificates no lower than those recommended by Roth based on the formula. Therefore, the yield at which the certificates will be distributed will be no lower than that recommended by Roth. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the certificates offered in this prospectus, Roth will receive $60,000 in fees, plus reimbursement of expenses actually incurred in an amount not to exceed $10,000.

     We have agreed to indemnify Roth against, or make contributions with respect to some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

     There is not now, and we do not expect that there will be in the future, a public trading market for the certificates. MIS does not intend to make a market for the certificates. See "RISK FACTORS."

     MIS may enter into selected dealer agreements with and reallow to dealers who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of certificates sold by these dealers.

     Sales of certificates will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

                                 LEGAL MATTERS

     The legality of the certificates being offered by this prospectus will be passed upon for Summit by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

     The consolidated financial statements of Summit Securities, Inc. at September 30, 2001, and for the year then ended, incorporated by reference in this prospectus and the registration statement that includes this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in Summit Securities, Inc.'s Annual Report on Form 10-K for the year ended September 30, 2001, and are incorporated by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Summit Securities, Inc. as of September 30, 2000 and for each of the two years in the period ended September 30, 2000, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C., at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Summit that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

     We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the certificates offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following document filed with the SEC is incorporated in this prospectus by reference:

     Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 2001.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Summit Securities, Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

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                            [SUMMIT SECURITIES LOGO]

                               UP TO $50,000,000
                INVESTMENT CERTIFICATES, SERIES B AND SERIES B-1

                         ------------------------------

                                   PROSPECTUS

                         ------------------------------

                               FEBRUARY 13, 2002

                    METROPOLITAN INVESTMENT SECURITIES, INC.

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